Exhibit 10.23

February 15, 2019

Kathryn Gregory

Dear Kathryn:

It is my great pleasure to extend to you this offer of employment with Aileron Therapeutics, Inc. (the "Company"). The purpose of this letter is to summarize the terms of your employment with the Company, should you accept our offer:

1.

Employment.  You will be employed to serve on a full-time basis as Senior Vice President, Chief Business Officer, reporting to the Company’s chief executive officer, commencing February 25, 2019 (the “Effective Date”). You agree to devote your best efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company.

2.

Base Salary and Bonus.  Your base salary will be at the rate of $14,166.67 per semi-monthly pay period (equivalent to $340,000 annualized) less all applicable taxes and withholdings, to be paid in installments in accordance with the Company’s regular payroll practices.  Your base salary may be adjusted in the sole discretion of the Company from time to time in accordance with normal business practices. Following the end of each calendar year in which you are employed by the Company, you may be eligible for a discretionary performance bonus of up to 35% of your then current annualized base salary, as may be determined by the Company’s Board of Directors (“Board”) in its sole discretion. Any such bonus shall be based on the achievement of performance milestones for that calendar year as may be determined by the Board in its sole discretion. Any such discretionary bonus shall be paid to you in the subsequent calendar year in accordance with the Company’s customary practices. You must be an active employee of the Company on the date the bonus is distributed in order to be eligible for and to earn any bonus award, as it also serves as an incentive to remain employed by the Company.  You will be eligible for this annual bonus award beginning with 2019 calendar year performance.  All compensation payable to you will be subject to applicable taxes and withholdings.

3.

Equity.  Subject to approval by the Board, you will receive options to purchase up to 100,000 shares of the Company’s Common Stock under the Company’s 2017 Stock Incentive Plan (the “Plan”) for a price per share equal to the fair market value of one share of the Common Stock on the date of the option grant as determined by the Board and pursuant and subject to the terms of the Company’s option agreement (which must be executed to receive the grant) and the Plan.  The stock options will vest (become exercisable) as follows: 25% of the shares underlying the options shall vest upon the twelve (12) month anniversary of the Effective Date and 1/36th of the remainder of such shares will vest on a monthly basis in thirty-six (36) equal monthly installments with the first such installment vesting on the thirteenth month anniversary

490 Arsenal Way   Watertown, MA 02472  . P: 617 995 0900  .  F: 617 995 2410   . www.aileronrx.com

of the Effective Date, subject to your continued employment with the Company through each vesting date.  You may also be eligible for other grants of stock or stock options as determined by and in the sole discretion of the Board.  Any such grant of stock or stock options will be subject to all of the terms and conditions of the relevant stock plan and stock or stock option agreement.

4.Location and Relocation Expenses.

(a)From the Effective Date until the earliest of (i) the first anniversary of the Effective Date, (ii) the nine-month anniversary of the Company’s completion of a fundraising transaction which the Company believes will enable it to fund its operations into at least May 2020 and (iii) your relocation to Massachusetts (the “Initial Employment Period”), you will be required to work a minimum of four business days per week in the Company’s headquarters.  During the Initial Employment Period, upon presentation of appropriate documentation, you will be reimbursed up to a total of $36,000 for expenses to be applied to travel and living accommodations reasonably incurred by you in order for you while working at the Company’s headquarters. Your schedule will be agreed upon between you and the chief executive officer.  In addition to managing the Company’s business development activities, it is expected that you will play a leadership role in the Company. As such, it is understood that working in the Company’s headquarters for a minimum of four business days and interacting with employees is a necessary component of your employment.  When you are working outside of the Company’s headquarters, you will be available for calls and to participate in meetings telephonically during regular business hours and as required by business needs.  It is further understood that the needs of the Company may from time-to-time require you to spend more than four business days in the Company’s headquarters during the Initial Employment Period, and by accepting this offer of employment you hereby agree to do so as reasonably required in consultation with the chief executive officer and to travel as required by the Company’s business needs.

(b) You will be required to relocate and work full time from the Company’s headquarters prior to the date that is nine months following the end of the Initial Employment Period; provided, however, that during the period from the end of the Initial Employment Period until your relocation (if any) (the “Post-Initial Employment Period”), you shall continue to work in compliance with Section 4(a) as if such period were the Initial Employment Period.  Upon presentation of appropriate documentation, you will be reimbursed up to a total of $50,000 for expenses reasonably incurred by you in connection with your relocation. Notwithstanding the foregoing, you agree that if, prior to the second anniversary of your relocation, you terminate your employment with the Company other than for Good Reason or the Company terminates your employment for Cause (as such terms are defined in the Severance Agreement (as defined below)), you shall pay to the Company within 15 days of such termination an amount determined by multiplying the amount actually reimbursed to you up to $50,000 by a fraction, the numerator of which equals the number of days in such two-year period that you are not an employee of the Company and the denominator of which equals the total number of days in such two-year period.

5.

Benefit Programs.  You may choose to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided you are eligible under (and subject to all provisions of) the plan documents governing those programs.  This presently includes (among other benefits) health and dental insurance, paid holidays, and a 401(k) savings program. Our benefits also include four (4) weeks of paid vacation per calendar year to be taken at such times as may be approved in advance by the Company, which approval will not be unreasonably withheld.  The number of vacation days for which you are eligible shall accrue at the rate of 1.67 days per month that you are employed during such calendar year.  You will also be entitled to sick leave and all Company holidays as determined by the Company, on the same terms as similarly situated senior executives. Where a particular benefit is subject to a formal plan, eligibility to participate in and receive any particular benefit is governed solely by the applicable plan document. Benefits are subject to change at any time in the Company’s sole discretion.

6.	Business Expenses. The Company will reimburse you for all documented, reasonable and necessary business expenses in accordance with the Company’s expense reimbursement policy.
7.	Termination Benefits. Concurrently with the execution of this Agreement, the Company and you shall sign the Severance Agreement attached hereto as Exhibit A (the “Severance Agreement”).
8.

Indemnification and Insurance.  In connection with your employment with the Company, you will be entitled to indemnification to the fullest extent permitted by the Company’s By-Laws and will be entitled to coverage under the Company’s directors’ and officers’ liability insurance policy to the same extent as other senior executives of the Company.

9.

Confidentiality, Inventions and Non-Solicitation Agreement.  In order to protect the Company’s substantial investment of time and money in the creation and maintaining of its Confidential Information and good-will, employees are required as a condition of employment, and continued employment, to execute the Proprietary Rights, Non-Disclosure, and Non-Solicitation Agreement (the “NSA”) between you and the Company . The terms and conditions of the NSA will apply, regardless of any change in the nature of your duties, compensation or employment with any entity related to the Company.

Just as the Company regards the protection of our confidential information as a matter of great importance, we also respect that you may have an obligation to your prior employers to safeguard the confidential information of those companies.  The Company respects these obligations, and expects you to honor them as well.  To that end, you hereby represent that you have disclosed and provided copies of any agreement that you have with a prior employer that relates to any obligations of the type and nature reflected in our NSA.  We also expect that you have not taken any documents or other confidential information from your employer, and that you will make certain that you do not maintain any information that you may have received electronically.  Further, we want to make it perfectly clear that you should not bring with you to the Company, or use in the performance of your responsibilities for the Company, any proprietary business or technical information, materials or documents of a former employer, or otherwise disclose or use any former employer’s confidential information.

10.

Company Policies and Procedures.  As an employee of the Company, you will be required to comply with all Company policies and procedures, as in effect from time to time.  Violations of the Company’s policies may lead to immediate termination of your employment.  Further, the Company’s premises, including all workspaces, furniture, documents and other tangible materials, and all information technology resources of the Company (including computers, data and other electronic files, and all Internet and e-mail usage) are subject to oversight and inspection by the Company at any time.  Company employees should have no expectation of privacy with regard to any Company premises, materials, resources or information, including any personal emails or other communications that are delivered into or out of a Company system.

11.

Proof of Legal Right to Work.  For purposes of federal immigration law, you will be required to provide the Company with documentary evidence of your identity and eligibility for employment in the United States.  Such documentation must be provided to the Company within three (3) business days of your date of hire, or our employment relationship with you may be terminated.  You may need to obtain a work visa in order to be eligible to work in the United States.  If that is the case, your employment with the Company will be conditioned upon your obtaining a work visa in a timely manner as determined by the Company.

12.

Nature of the Relationship.  While we obviously are hopeful and confident that our relationship will be mutually rewarding, satisfactory and sustaining, this letter shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at will, under which both you and the Company remain free to end the employment relationship.  Similarly, nothing in this letter shall be construed as an agreement, either express or implied, to pay you any compensation of any kind, or grant you any benefit beyond the end of your employment with the Company.  Also, this letter and the exhibits attached to this letter constitutes our entire offer regarding the terms and conditions of your employment by the Company, it supersedes any prior agreements, or other promises or statements (whether oral or written) regarding the offered terms of employment.  Your employment with the Company shall be governed by and construed under the internal laws of the Commonwealth of Massachusetts, without giving effect to conflict of law principles.

[Remainder of Page Intentionally Left Blank]

This offer is contingent on your authorization and completion of reference checks, all being completed to the satisfaction of the Company. Such activities shall be completed prior to the Effective Date.

We are excited about the prospect of having you join the Company.  We look forward to receiving your response acknowledging, by signing below, that you have accepted this offer of employment.

Very truly yours,

By:	/s/ Manuel Aivado
Manuel Aivado, MD, PhD
President and Chief Executive Officer

Accepted and Agreed To:

/s/ Kathryn J. Gregory	Date:	2/17/2019
Name: Kathryn Gregory

[Offer Letter – Signature Page]

EXHIBIT A

Severance Agreement

SEVERANCE AGREEMENT

This SEVERANCE AGREEMENT (this “Agreement”) is made and entered into as of February 25, 2019 by and between Kathryn Gregory (“Executive”) and Aileron Therapeutics, Inc. (the “Company”).

WHEREAS, Executive is employed as a senior executive of the Company, and the Company desires to continue to retain the services of Executive; and

WHEREAS, the Company is entering into this Agreement in order to provide certain compensation and benefits to Executive in the event Executive’s employment with the Company is terminated under certain circumstances.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and Executive agree as follows:

1.	Definitions.
1.1

“Affiliated Entity” means any corporation, partnership, trust or other entity of which the Company and/or any of its Affiliated Entities directly or indirectly owns a majority of the outstanding shares of any class of equity security thereof and any corporation, partnership, trust or other entity which directly or indirectly owns a majority of the outstanding shares of any class of any equity security of the Company or any of its Affiliated Entities.

1.2

“Cause” shall mean a finding by the Board that Executive: (i) materially breached Executive’s Confidentiality, Inventions, Non-Competition and Non-Solicitation Agreement or any similar agreement between Executive and the Company (a “Confidentiality Agreement”); (ii) engaged in fraud, or embezzlement; (iii) engaged in willful misconduct or gross negligence with regard to the Company that the Board determines in good faith is, or is reasonably likely to be, materially injurious to the Company and its reputation; (iv) materially violated the Company’s published policies, including those prohibiting unlawful harassment and discrimination, as in effect from time to time; or (v) was convicted of, or pleaded guilty or nolo contendere to any felony (other than traffic-related offenses).

1.3	“Change in Control Event” means
1.3.1

the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 50% or more of either (x) the then-outstanding shares of common stock of the

Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this Subsection 1.3.1, the following acquisitions shall not constitute a Change in Control Event: (A) any acquisition directly from the Company or (B) any acquisition by any corporation pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of Subsection 1.3.2 of this definition;

1.3.2

the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination represent more than 50% of the then-outstanding shares of common stock or other common equity and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors or other governing body, respectively, of the resulting or acquiring entity in such Business Combination (which shall include, without limitation, an entity which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Entity”) and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Entity) beneficially owns, directly or indirectly, 50% or more of the then-outstanding shares of common stock of the Acquiring Entity, or of the combined voting power of the then-outstanding securities of such entity entitled to vote generally in the election of directors or other governing body (except to the extent that such ownership existed prior to the Business Combination); or

1.3.3	the liquidation or dissolution of the Company;

provided that such Change in Control Event also satisfies Treasury Regulation Section 1.409A-3(i)(5) where required for compliance with Section 409A of the Internal Revenue Code and the guidance issued thereunder (“Section 409A”).

1.4

“Date of Termination” means: (i) if Executive’s employment ends other than for death, Executive’s last day of employment with the Company and, (ii) if Executive’s employment is terminated by reason of death, the date of Executive’s death.

1.5

“Disability” shall mean any long-term disability or incapacity due to physical or mental illness that renders Executive unable to substantially perform his duties for at least ninety (90) consecutive days or one hundred twenty (120) total days during any twelve (12) month period, provided that it may occur in a shorter period if, after its commencement, it is determined to be total and permanent by a physician selected by the Company and its insurers and such determination is acceptable to Executive or to Executive’s legal representative (with such agreement on acceptability not to be unreasonably withheld).

1.6

“Good Reason” means (i) a material diminution in the nature or scope of Executive’s duties, responsibilities, or authority; (ii) a material reduction in Executive’s base salary then in effect; (iii) a material reduction by the Company in the kind or level of employee benefits to which Executive is entitled immediately prior to such reduction with the result that the overall benefits package is materially reduced, other than a reduction comparable to reductions generally applicable to similarly situated employees of the Company; or (iv) the Company’s requiring Executive’s ongoing and regular services to be performed at a location more than fifty (50) miles from the geographic location at which Executive was providing services before such requirement. In order to terminate Executive’s employment for Good Reason, Executive must (w) give notice to the Company of Executive’s intention to resign for Good Reason within ninety (90) days after the occurrence of the event (or series of events) that Executive asserts entitles Executive to resign for Good Reason, (x) state in that notice the event that Executive considers to provide Executive with Good Reason to resign, (y) provide the Company with at least thirty (30) days after Executive’s notice to cure the event, and (z) if the event is not cured within such thirty-day cure period, resign for Good Reason within thirty (30) days after the end of the thirty-day cure period.

2.	Obligations of the Company upon Termination.
2.1

Termination for Any Reason or No Reason.  In the event of the termination of Executive’s employment for any reason or for no reason, the Company will pay to Executive (or to his estate) (i) the portion of his annualized base salary that has accrued prior to such termination and has not yet been paid and, to the extent consistent with general Company policy, accrued but unused paid time off through and including the Date of Termination, (ii) any bonus amount not yet paid that was earned by and approved for payment to Executive by the Board during or with respect to the calendar year preceding the Date of Termination; (iii) reimbursement for expenses properly incurred by Executive on behalf of the Company prior to such termination and properly documented in accordance with Company policy, and (iv) to the extent not theretofore paid or provided, any other amounts or benefits required to be paid or provided or which Executive is eligible to receive under any plan or agreement of or with the Company through the Date of Termination (all such amounts, collectively, the “Accrued Obligations”).  The Accrued Obligations will be paid as required by law but in any event promptly after termination or as provided by any applicable policy, plan or agreement.

2.2

Termination by the Company Other Than for Cause or by Reason of Executive’s Death or Disability; By Executive for Good Reason; and Other than Upon or within Twelve Months following a Change in Control Event.  Subject to the satisfaction of the Severance Conditions (as defined below), if Executive’s employment is terminated (i) by the Company other than (x) for Cause or (y) by reason of Executive’s death or Disability, or (ii) by Executive for Good Reason, and, in each case, other than upon or within twelve (12) months following a Change in Control Event (the “CIC Period”), then in addition to the Accrued Obligations, the Company shall:

2.2.1

Pay to Executive a sum equal to nine (9) months of base salary at Executive’s most recent base salary rate, such payment to be made in approximately equal installments according to the Company’s then-current payroll practices.

2.2.2

Provided that Executive is eligible for and elects to continue receiving medical insurance pursuant to the federal “COBRA” law, 29 U.S.C. § 1161 et seq., continue to pay on Executive’s behalf the share of the monthly premiums for such coverage that it pays for active and similarly situated employees receiving the same type of coverage for a period of up to nine (9) months following the Date of Termination.  The remaining balance of the premium costs and all premium costs after such nine (9) month period shall be paid by Executive on a monthly basis for as long as, and to the extent that, he remains eligible for and elects to continue receiving continued coverage under COBRA; provided, however, that notwithstanding the foregoing, in the event Executive becomes eligible during the nine (9) month period for the same or substantially similar group health insurance coverage through another employer, Executive shall immediately notify the Company in writing of the date of eligibility for such coverage (the “Eligibility Date”), and the Company’s obligation to make monthly premium payments pursuant to this Subsection 2.2.2 shall end on the Eligibility Date. Notwithstanding the foregoing, payments by the Company under this Subsection 2.2.2 (but not eligibility for COBRA) shall end early if the Company determines that the continued payments are reasonably likely to result in penalties on the Company, taxation of any other employee, or taxation of Executive on income other than the payment of the premiums; provided, however, that if the Company is able to reasonably conclude that making a taxable lump sum payment to Executive in the amount of and in lieu of any remaining COBRA premiums that would otherwise be paid by the Company on Executive’s behalf under this Subsection 2.2.2 would not result in any such penalties or taxation, the Company will make such lump sum payment no later than the last day of the nine (9) month period following the Date of Termination.

2.3

Termination By the Company for Cause; By Reason of Executive’s Death or Disability; Or By Executive Other than for Good Reason.  If Executive’s employment is terminated by the Company for Cause, or by reason of Executive’s death or Disability, or by Executive for any reason other than for Good Reason, this Agreement shall terminate without further obligations to Executive or Executive’s legal representatives under this Agreement, other than for payment of the Accrued Obligations.

2.4

Effect of Termination on Other Positions.  If, on the Date of Termination, Executive is a member of the Company’s Board of Directors (the “Board”) or the board of directors of any Affiliated Entity, or holds any other office or position with the Company or any Affiliated Entity, Executive shall, unless otherwise requested by the Company, be deemed to have resigned from all such offices and positions as of the Date of Termination.  Executive agrees to execute such documents and take such other actions as the Company may request to reflect such resignation.

2.5

Conditions to Payment of Post-Separation Benefits.  As a condition of Executive’s receipt of the post-separation benefits in Section 2.2 and Section 3.1, Executive must execute and return to the Company a severance and release of claims agreement provided by and satisfactory to the Company (the “Release Agreement”), and such Release Agreement must become binding, enforceable and irrevocable within sixty (60) calendar days after Executive’s termination of employment (the “Severance Conditions”).  Payments will begin in the first pay period beginning after the Severance Conditions have been satisfied or as promptly as practicable thereafter, provided that if the foregoing sixty (60) day period would end in a calendar year subsequent to the year in which Executive’s employment ends, payments will not be made before the first payroll period of the subsequent year (the “Payment Date”).  Notwithstanding the foregoing, the acceleration of vesting of the Equity Awards contemplated by Subsection 3.1.4 below shall take immediate effect upon the Date of Termination; provided, however, that Executive agrees that the portion of such Equity Awards that shall have been accelerated pursuant to Subsection 3.1.4 (the “Accelerated Portion”) shall not be exercised prior to the date on which the Severance Conditions have been satisfied, that any shares to be issued or retained under other Equity Awards will not be issued or retained prior to the date on which the Severance Conditions have been satisfied and that if the Severance Conditions have not been satisfied within the prescribed time period, than, as of such date, the Accelerated Portion shall be cancelled and cease to be exercisable, forfeited, or not issued, as applicable on the basis of the type of Equity Award.

3.	Change in Control.
3.1

Subject to the satisfaction of the Severance Conditions, if, during the CIC Period, Executive’s employment is terminated by the Company without Cause and not for death or Disability, or if Executive resigns his employment for Good Reason, then, in addition to the Accrued Obligations, the Company shall:

3.1.1

Pay to Executive a sum equal to twelve (12) months of base salary at Executive’s most recent base salary rate, such payment to be made in approximately equal installments according to the Company’s then-current payroll practices.

3.1.2

Provided that Executive is eligible for and elects to continue receiving medical insurance under COBRA, continue to pay on Executive’s behalf the share of the monthly premiums for such coverage that it pays for active and similarly situated employees receiving the same type of coverage for a period of up to twelve (12) months following the Date of Termination.  The remaining balance of the premium costs and all premium costs after such twelve (12) month period shall be paid by Executive on a monthly basis for as long as, and to the extent that, he remains eligible for and elects to continue receiving continued coverage under COBRA; provided, however, that notwithstanding the foregoing, in the event Executive becomes eligible during the twelve (12) month period for the same or substantially similar group health insurance coverage through another employer, Executive shall immediately notify the Company in writing of the Eligibility Date, and the Company’s obligation to make monthly premium payments pursuant to this Subsection 3.1.2 shall end on the Eligibility Date.  Notwithstanding the foregoing, payments by the Company under this Subsection 3.1.2 (but not eligibility for COBRA) shall end early if the Company determines that the continued payments are reasonably likely to result in penalties on the Company, taxation of any other employee, or taxation of Executive on income other than the payment of the premiums; provided, however that if the Company is able to reasonably conclude that making a taxable lump sum payment to Executive in the amount of and in lieu of any remaining COBRA premiums that would otherwise be paid by the Company on Executive’s behalf under this Subsection 3.1.2 would not result in any such penalties or taxation, the Company will make such lump sum payment no later than the last day of the twelve (12) month period following the Date of Termination.

3.1.3

Pay to Executive, on the Payment Date, a lump sum equal to one times (1 x) Executive’s target bonus award for the year in which the Date of Termination occurs without regard to whether the performance goals applicable to such target bonus had been established or satisfied at the Date of Termination.

3.1.4

Notwithstanding the terms of any stock option agreement, restricted stock agreement or other stock award (“Equity Award”), other than terms more favorable to Executive, effective as of the Termination Date, accelerate the vesting of all Equity Awards held by Executive at the Termination Date (other than Equity Awards that vest on the basis of performance and do not provide solely for time-based vesting), such that such Equity Awards shall become 100% vested.

3.2

280G.  Notwithstanding any other provision of this Agreement to the contrary, if payments made hereunder or otherwise are considered “excess parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), then such excess parachute payments plus any other payments made by the Company and its affiliates that Executive is entitled to receive that are considered excess parachute payments shall be limited to the greatest amount that may be paid to Executive under Section 280G of the Code without causing any loss of deduction to the Company under such Code Section, but only if, by reason of such reduction, the “Net After Tax Benefit” (as defined below) to Executive exceeds the net after tax benefit if such reduction was not made.  “Net After Tax Benefit” for purposes of this Agreement shall mean the sum of (i) the total amounts payable to Executive that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code, less (ii) the amount of federal, state and other income taxes payable with respect to the foregoing calculated at the maximum marginal tax rate for each year in which the foregoing shall be paid to Executive (based upon the rate in effect for such year as set forth in the Code at the time of termination of Executive’s employment or the change in control), less (iii) the amount of excise taxes imposed with respect to the payments and benefits described above by Section 4999 of the Code.  The determination of whether payments would be considered excess parachute payments and the calculation of all the amounts referred to in this section shall be made reasonably and in good faith by the parties, provided, that if the parties cannot agree, then such determination (and supporting calculations) shall be made by attorneys, accountants, or an executive compensation consulting firm each as selected by the Company at the expense of the Company (the “280G Service Providers”).  Any determination by the 280G Service Providers made in good faith shall be binding upon the Company and Executive.

4.

No Mitigation.  In no event, except as set forth expressly in this or another agreement signed by Executive, shall Executive be obligated to seek other employment or take any other action by way of mitigation of the amounts payable to Executive under any of the provisions of this Agreement and, subject to the aforesaid exception, such amounts shall not be reduced whether or not Executive obtains other employment.

5.

Restrictive Covenants.  As a condition of the effectiveness of this Agreement, Executive shall have previously, or contemporaneously with the execution of this Agreement, executed and delivered to the Company a Confidentiality Agreement in form and substance reasonably acceptable to the Company and Executive.

6.

Payments Subject to Section 409A.  Subject to the provisions in this Section 6, any severance payments or benefits under this Agreement shall begin only upon the date of Executive’s “separation from service” (determined as set forth below) which occurs on or after the date of termination of employment.  The following rules shall apply with respect to distribution of the payments and benefits, if any, to be provided to Executive under this Agreement:

6.1

It is intended that each installment of the severance payments and benefits provided under this Agreement shall be treated as a separate “payment” for purposes of Section 409A.  Neither Executive nor the Company shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

6.2

If, as of the date of Executive’s “separation from service” from the Company, Executive is not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments and benefits shall be made on the dates and terms set forth in this Agreement

6.3	If, as of the date of Executive’s “separation from service” from the Company, Executive is a “specified employee” (within the meaning of Section 409A), then:
6.3.1

Each installment of the severance payments and benefits due under this Agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when the separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid at the time and in the matter set forth in this Agreement; and

6.3.2

Each installment of the severance payments and benefits due under this Agreement that is not described in Subsection 6.3.1 above and that would, absent this subsection, be paid within the six-month period following Executive’s “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, Executive’s death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following Executive’s separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein; provided, however, that the preceding provisions of this sentence shall not apply to any installment of severance payments and benefits if and to the maximum extent that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service).  Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of Executive’s second taxable year following the taxable year in which the separation from service occurs.

6.4

The determination of whether and when Executive’s separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h).  Solely for purposes of this Section 6.4, “Company” shall include all persons with whom the Company would be considered a single employer as determined under Treasury Regulation Section 1.409A-(h)(3).

6.5

All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

7.

Return of Company Property.  Upon termination of employment for any reason, Executive shall promptly return to the Company any keys, credit cards, passes, confidential documents or material, computer equipment, or other property belonging to the Company, and Executive shall also return all writings, files, records, correspondence, notebooks, notes and other documents and things (including any copies thereof) containing confidential information or relating to the business or proposed business of the Company or the Affiliated Entities or containing any trade secrets relating to the Company or the Affiliated Entities.  For purposes of the preceding sentence, the term “trade secrets” shall have the meaning ascribed to it under the Uniform Trade Secrets Act.  Executive agrees to represent in writing to the Company upon termination of employment that he has complied with the foregoing provisions of this Section.

8.

Assistance with Claims.  Executive agrees that, consistent with Executive’s business and personal affairs, during and after his employment by the Company he will assist the Company and the Affiliated Entities in the defense of any claims, or potential claims that  may be made or are threatened to be made against any of them in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), and will assist the Company and the Affiliated Entities in the prosecution of any claims that may be made by the Company or the Affiliated Entities in any Proceeding, to the extent that such claims may relate to Executive’s employment or the period of Executive’s employment by the Company.  The Company agrees to (i) reimburse Executive for all of Executive’s reasonable out-of-pocket expenses associated with such assistance, including travel expenses and (ii) with respect to assistance provided after Executive’s employment, compensate Executive on an hourly basis, based on a rate commensurate with Executive’s base salary (assuming a forty (40) hour work week) in effect on the Date of Termination, for time Executive spends in excess of ten (10) hours in any calendar quarter providing such assistance to the Company, provided that such time shall not include any time spent testifying in any arbitration, trial, administrative hearing or other proceeding. Any amounts to be paid to Executive pursuant to this Section 8 shall be paid by the Company no later than thirty (30) days of the date on which Executive provides documentation to the Company that such expenses were incurred.

9.

Successors.  This Agreement is personal to Executive and shall not be assignable by Executive without the prior written consent of the Company.  This Agreement and any rights and benefits hereunder shall inure to the benefit of and be enforceable by Executive’s legal representatives, heirs or legatees.  This Agreement and any rights and benefits hereunder shall inure to the benefit of and be binding upon the Company and its successors and assigns, including any corporation with which or into which the Company may be merged or which may succeed to its assets or business.

10.	Miscellaneous.
10.1

Entire Agreement/Modification/Choice of Law/Enforceability/Jury Waiver.  Both Executive and the Company acknowledge that this Agreement is the entire agreement of the parties, and supersedes any prior or contemporaneous discussions, understandings, or agreements, with respect to the subject matter hereof.  For the avoidance of doubt and without limiting the foregoing, (a) Executive shall not be eligible to receive severance or similar post-employment payments or benefits under any severance plan, program or policy now or hereafter maintained by the Company, and (b) any employment offer letter or employment agreement between Executive and the Company (such offer letter or employment agreement, the “Employment Agreement”) shall survive the execution and delivery of this Agreement and remain in full force and effect in accordance with its original terms; provided, however, that any provisions of the Employment Agreement relating to severance and post-employment payments and benefits shall be superseded hereby in their entirety and shall hereafter cease to be of any force or effect. This Agreement may be amended only in a written agreement duly executed by the parties hereto.  This Agreement shall be deemed to have been made in the Commonwealth of Massachusetts and shall be governed by and construed in accordance with the laws of such Commonwealth, without giving effect to conflict of law principles.  Both parties agree that any action, demand, claim or counterclaim relating to the terms and provisions of this Agreement, or to its formation or breach, or to Executive’s employment or the termination thereof, shall be commenced only in Massachusetts in a court of competent jurisdiction, and further acknowledge that venue for such actions shall lie exclusively in Massachusetts.  Both parties hereby waive and renounce in advance any right to a trial by jury in connection with such legal action.

10.2

Withholding.  The Company may withhold from any amounts payable under this Agreement such Federal, state, local or foreign taxes as shall be required to be withheld pursuant to any applicable law or regulation.

10.3	No Guarantee of any Tax Consequences. The Company makes no guarantee of any tax consequences with respect to any payment hereunder including, without limitation, under Section 409A.
10.4

Severability.  The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

10.5

Waiver of Breach.  No waiver by any party hereto of a breach of any provision of this Agreement by any other party, or of compliance with any condition or provision of this Agreement to be performed by such other party, will operate or be construed as a waiver of any subsequent breach by such other party of any similar or dissimilar provisions and conditions at the same or any prior or subsequent time.

10.6

Notices.  Notices and all other communications provided for in this Agreement shall be in writing and shall be delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid, or prepaid overnight courier to the parties at the addresses set forth below (or such other addresses as shall be specified by the parties by like notice):

to the Company:

Aileron Therapeutics, Inc.
490 Arsenal Way

Watertown, MA 02472
Attention:  Chief Executive Officer

with a copy to:

Wilmer Cutler Pickering Hale and Dorr, LP
60 State Street
Boston, MA 02109
Attention: Stuart Falber

or to Executive:

At the most recent address maintained
by the Company in its personnel records

10.7

Each party, by written notice furnished to the other party, may modify the applicable delivery address, except that notice of change of address shall be effective only upon receipt.  Such notices, demands, claims and other communications shall be deemed given in the case of delivery by overnight service with guaranteed next day delivery, the next day or the day designated for delivery; or in the case of certified or registered U.S. mail, five days after deposit in the U.S. mail; provided, however, that in no event shall any such communications be deemed to be given later than the date they are actually received.

10.8

Not Employment Contract.  Executive acknowledges that this Agreement does not constitute a contract of employment, does not imply that the Company will continue his employment for any period of time and does not change the at-will nature of his employment.

10.9

Survivorship.  Upon the expiration or other termination of this Agreement, the respective rights and obligations of the parties hereto shall survive such expiration or other termination to the extent necessary to carry out the intentions of the parties under this Agreement.

10.10

Counterparts.  This Agreement may be executed in separate facsimile or electronic counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

10.11	Representations. Executive hereby acknowledges that he understands this Agreement and enters into this Agreement voluntarily.

IN WITNESS THEREOF, Executive has hereunto set his hand, and the Company has caused this Agreement to be executed in its name and on its behalf, all as of the day and year first above written.

AILERON THERAPEUTICS, INC.			NAME

/s/	Manuel Aivado	/s/	Kathryn J. Gregory

Name:	Manuel Aivado

Title:	President and CEO